September 20, 2016

Writer’s Direct Dial: (5411 4344-6000)
E-mail: rtorres@pampaenergia.com

VIA EDGAR TRANSMISSION

Ms. Mara L. Ransom
Assistant Director
Office of Consumer Products
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:   Pampa Energía S.A.
Registration Statement on Form F-4
Filed August 10, 2016
File No. 333-213038

Tender Offer Statement on Schedule TO/13E-3
Filed August 10, 2016 by Pampa Energía S.A.
File No. 005-89528

Dear Ms. Ransom:

We are in receipt of the letter dated September 7, 2016, the staff of the Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form F‑4 and Tender Offer Statement on Schedule TO/13E‑3 by Pampa Energía S.A. (“Pampa”).  Concurrently with the filing of this letter, Pampa is filing (via EDGAR) an amended Registration Statement on Form F‑4/A (the “Form F‑4/A”) and an amended Tender Offer Statement on Schedule TO/13E‑3 (the “Amended Schedule TO/13E‑3” and, together with the Form F‑4/A, the “Amended Filings”), which reflect changes made in response to the Staff’s comments.

Pampa’s responses set forth in this letter are numbered to correspond to the numbered comments in the letter dated September 7, 2016 from the Staff.  All terms used but not defined herein have the meanings assigned to such terms in the Form F‑4/A.  For ease of reference, we have set forth the Staff’s comments and Pampa’s response for each item below.  In preparing this response letter, Pampa has tried to explain both the reasons behind the responses and the revisions made to the Amended Filings, which we hope will facilitate your review.

General

1.      We believe Marcelo Mindlin and Emes Energía Argentina LLC should be included as filers on the Schedule 13E‑3.  In this regard, we note that Marcelo Mindlin is a shareholder of Emes and Chairman of Pampa and that Emes made a convertible loan to Pampa in connection with this transaction.  The three other Pampa directors who are also control persons of Emes (Messrs. Damian Mindlin, Torres, Mariani) should be similarly added as Schedule 13E-3 filers.  Please revise to include these parties as filers and to provide all of the required disclosure as to each or tell us why they should not be included as filing persons.

Response:

In response to the Staff’s comment, Marcelo Mindlin, Damián Mindlin, Gustavo Mariani and Ricardo Torres have agreed to become Schedule 13E‑3 filers, and Pampa has revised its disclosure accordingly.  Please see pages 51 of the Form F‑4/A and the cover page of the Amended Schedule TO/13E‑3 on Schedule TO/A.

Pampa respectfully submits that Emes should not be included as a Schedule 13E‑3 filer, as it is neither a controlling person of Pampa nor an entity controlled by Pampa.  Furthermore, although the Emes Convertible Loan will ultimately be repaid in-kind with PESA Securities that Emes may elect to tender in the Offers, the Emes Convertible Loan was made to Pampa in connection with Pampa’s acquisition of PPSL and not in connection with the Offers, and thus Emes is not “engaging” in the Rule 13e‑3 transaction.

2.      In discussing the reasons for the structure of this Transaction as a whole, we note that only the Cash Offer was mandatory based on your purchase of a controlling interest in Petrobras Argentina.  Tell us the reasons for including the Cash Offers as an alternative, and, in particular, the reason for the limit on the total shares of Pampa to be issued in the Transaction pursuant to both the U.S. and Argentine Offers.  Did providing the Cash Offers allow you to limit the total number of shares to be issued in the exchange offers? If so, why was the Transaction structured in this manner? See Item 1013 of Regulation M‑A.

Response:

As the Staff notes in its comment, the cash tender offers for PESA Securities are mandatory pursuant to Argentine law due to Pampa’s acquisition of a controlling interest in Petrobras Argentina.  As an alternative to the cash tender offers, Pampa elected to offer to exchange Pampa Securities for PESA Securities pursuant to the exchange offers in order to limit the amount of cash that Pampa will have to pay to acquire PESA Securities pursuant to the cash tender offers and to offer investors the ability to continue to participate in the growth of Petrobras Argentina and Pampa as a combined company.

The limit of 320,000,000 Pampa Shares to be issued by Pampa in exchange for PESA Securities tendered pursuant to the exchange offers was approved by Pampa’s shareholders as an appropriate amount of Pampa Shares that would limit dilution of Pampa’s current shareholders while permitting Pampa to spend less cash in the cash tender offers by allowing Petrobras Argentina shareholders to elect to receive Pampa Securities instead of cash in exchange for their PESA Securities.  The maximum share limit is unrelated to the cash tender offers.

3.      Please disclose the ratio of earnings to fixed charges, or advise.  See Item 13 of Schedule 13E‑3, Instruction 1 thereto, and corresponding Item 1010(c)(4) of Regulation M‑A.

Response:

In response to the Staff’s comment, Pampa has revised its disclosure accordingly.  Please see page 25 of the Form F‑4/A.

4.      You state in several places in your prospectus that the “Offer Consideration to be paid or delivered, as applicable, to holders of PESA Securities amounts to the same consideration, on a per-PESA-Share basis, paid by Pampa to Petrobras International Braspetro B.V. on the closing date of the Transaction.” Because the Transaction has closed and this amount is currently known to you, not to mention the fact that your board and PESA’s board have rendered opinions as to the fairness or reasonableness of the consideration, it is not clear why you have not disclosed this amount throughout the prospectus, both in terms of the Offer Cash Consideration and the Offer Share Consideration.  Please revise to disclose this amount or tell us why you are unable to do so.  In doing so, please explain how you arrived at the exchange ratio you will utilize for purposes of the number of Pampa Securities you will issue, including an explanation of the market value of Pampa Securities utilized.

Response:

The consideration, on a per-PESA-Share basis, paid by Pampa to Petrobras International Braspetro B.V. on the closing date of the Transaction has been included on the cover page the Form F‑4/A.

The Offer Cash Consideration has been included in the Form F‑4/A on the cover page and elsewhere throughout the document, representing a premium over the amount paid by Pampa to Petrobras International Braspetro B.V.

As disclosed on page 33 of the Form F‑4/A, the Offer Share Consideration will be determined by us based on (i) the average price of the Pampa Shares during the five trading days prior to the commencement of the Offers (calculated using the average price method and daily traded volumes) divided by (ii) the price per PESA Share offered as cash consideration in the Offers, subject to the adjustment factor determined by the Pampa Board of Directors pursuant to the authority granted by Pampa’s shareholders (which allows for a positive or negative adjustment of up to 10%).  Therefore, the Offer Share Consideration cannot be determined and included in the offer materials until the date of the commencement of the Offers.

Questions and Answers About the U.S. Offers

Q. Do you think the U.S. Offers are fair to holders of PESA Securities? page 10

5.      Please revise here and throughout the filing to conform to the requirements of Item 1014 of Regulation M‑A Item 1014 requires that the bidders state whether they reasonably believe that the Rule 13e-3 transaction as a whole, as defined in Exchange Act Rule 13e-3(a), as opposed to the reference to “U.S. Offer,” is fair or unfair to unaffiliated shareholders.

Response:

In response to the Staff’s comment, Pampa has revised the Form F‑4/A to clarify that Pampa believes that the Offers are fair to unaffiliated shareholders of Petrobras Argentina.  See pages 10 to 11 of the Form F‑4/A.

6.      We note your disclosure that “[t]he price to be paid by Pampa under the Offer Cash Consideration is within each of the fair price ranges included in the F&G Valuation Report and the Puente Valuation Report.” Please tell us how you have made such determination, given the pending post-closing adjustments.

Response:

As noted in response to Comment 17, Pampa respectfully submits that the pending post-closing adjustments to the purchase price paid in connection with the acquisition of PPSL will not affect the Offer Cash Consideration.

Q. Has the board of directors of Petrobras Argentina made any recommendation regarding the U.S. Offers and/or the Argentine Offer? page 11

7.      Please elaborate on the reasons why the PESA Board of Directors issued an unfavorable opinion as to the reasonableness of the Offer Cash Consideration and recommended against the acceptance of the Argentine Offer.

Response:

In response to the Staff’s comment, Pampa has included further detail in the Form F‑4/A regarding the PESA Board of Directors’ unfavorable opinion of the Offer Cash Consideration and its recommendation against the acceptance of the Argentine Offer.  Please see page 11 of the Form F‑4/A.

Q. Am I entitled to any appraisal rights? page 11

8.      The disclosure here states there are no appraisal rights “in connection with the U.S. Offers.” Please revise to clarify that there are no appraisal or similar rights of dissenters in the Argentine Offers either.  We may have further comments.

Response:

In response to the Staff’s comment, Pampa has clarified that there are no appraisal or similar rights available in connection with the U.S. Offers or the Argentine Offer.  Please see page 12 of the Form F‑4/A.

Summary

Purpose of the Offers and Our Plans for Petrobras Argentina, page 26

9.      Please clearly indicate whether the securities acquired in the transaction will be retained, retired, held in treasury, or otherwise disposed of, if the Potential Merger is not consummated.  Refer to Item 1006(b) of Regulation M‑A.

Response:

In response to the Staff’s comment, Pampa has indicated that the PESA Securities acquired in the Offers will be retained by Pampa if the Potential Merger is not consummated.  Please see page 27 of the Form F‑4/A.

10.  While we note the existing disclosure about the possibility of the Potential Merger, please revise to express your current intentions with respect to effectuating a second-step merger after the Offers.

Response:

In response to the Staff’s comment, Pampa has expanded its disclosure regarding the possibility of the Potential Merger included in the Form F‑4/A on pages 27 to 28 of the Form F‑4/A.

Comparative Per Share Market Data, page 31

11.  The disclosure you provide in the second paragraph suggests that the value of the consideration you are offering in the Offer Cash Consideration and the Offer Share Consideration differs.  Please explain to us why you state that, for the Offer Share Consideration, you “are offering (A) the Average price of the Pampa Shares during the five trading days prior to the commencement of the Offers . . . divided by (B) the price per PESA Share offered as cash consideration in the Offer . . .,” as this method of calculation seems to differ from your description of the calculation of the Offer Cash Consideration and the Offer Consideration, which you provide elsewhere in your prospectus.

Response:

As noted in response to Comment 4, the Offer Share Consideration will be determined by us based on (i) the average price of the Pampa Shares during the five trading days prior to the commencement of the Offers (calculated using the average price method and daily traded volumes) divided by (ii) the Offer Cash Consideration per PESA Share, subject to the adjustment factor determined by the Pampa Board of Directors pursuant to the authority granted by Pampa’s shareholders (which allows for a positive or negative adjustment of up to 10%).  Pampa has conformed the description of this method of calculation throughout the Form F‑4/A.

As a result of the adjustment factor, the value of the Offer Cash Consideration may be higher or lower than the value of the Offer Share Consideration.  As noted in our response to Comment 19, Pampa’s shareholders granted the Pampa Board of Directors the authority to increase or decrease the Offer Share Consideration by up to 10% to provide the Pampa Board of Directors with the flexibility to determine the appropriate amount of Offer Share Consideration in order to incentivize participation in either the cash tender offers or the exchange offers.

Risk Factors

The Argentine National Commission for the Defense of Competition could decide not to approve the consummation of the Transaction, page 38

12.  Explain in further detail the possible consequences to tendering security holders of PESA Shares/ADSs if this regulatory body requires Pampa to “unwind” the Transaction (and explain what this means in the context of consummated Offers).  We may have further comments.

Response:

In response to the Staff’s comment, Pampa has revised this risk factor to clarify that (i) the Offers would not be “unwound” after their consummation in the event that the Argentine National Commission for the Defense of Competition requires Pampa to divest its interest in Petrobras Argentina or certain assets, and (ii) in the event that the Argentine National Commission for the Defense of Competition takes such an action before the consummation of the Offers, the validity and effectiveness of the consummation of the Offers will not be affected.

Tendering holders of PESA Shares accepted for cash purchase pursuant to the cash tender offers would therefore not be affected by such an action by the Argentine National Commission for the Defense of Competition, as they will have already received their Offer Cash Consideration and would no longer be shareholders of Petrobras Argentina or Pampa at the time such an action is taken.  Tendering holders of PESA Securities accepted for exchange pursuant to the exchange offers would face the risk of an adverse effect to Pampa’s financial position and results of operations as a result of such an action.

Special Factors

Background of the Offers, page 40

13.  Please expand your discussion to clarify how you determined the Offer Cash Consideration and the Offer Share Consideration.

Response:

In response to the Staff’s comment, Pampa has expanded its discussion of the determination of the Offer Cash Consideration and the Offer Share Consideration under “Background of the Offers.” Please see page 47 of the Form F‑4/A.

14.  Clarify how you define “Purchase Price” in the fifth paragraph.

Response:

In response to the Staff’s comment, Pampa has replaced “Purchase Price” with “Transaction Purchase Price” and clarified how it defines “Transaction Purchase Price.” Please see page 68 of the Form F‑4/A.

15.  Please include a summary of the projections referenced in this section and in the discussion of the valuation reports.  In this regard, we note that Petrobras Argentina’s report on Form 6‑K furnished on June 13, 2016 does not appear to include the projections provided for the valuation reports.  Your summary should include the underlying assumptions and limitations on the projections.

Response:

In response to the Staff’s comment, Pampa respectfully submits that Pampa did not provide projections, forecasts or other information relating to Petrobras Argentina to Deloitte or E&Y in connection with their preparation of the Deloitte Valuation Report and the E&Y Valuation Report, respectively, and that Deloitte and E&Y were engaged by the PESA Board of Directors and prepared their Valuation Reports prior to Pampa’s acquisition of a controlling interest in Petrobras Argentina.  Pampa was not given and does not have access to the projections used by Deloitte and E&Y in connection with their Valuation Reports.  Nonetheless, Pampa has revised the disclosure relating to the Deloitte Valuation Report to provide additional information on certain assumptions of Deloitte as described in its Valuation Report furnished by Petrobras Argentina to the SEC on Form 6-K on June 13, 2016.  Please see page 62 of the Form F‑4/A.

The Offers

Position of Pampa Regarding Fairness of the U.S. Offers, page 44

16.  We note references in this section to the valuation reports provided by F&G and Puente.  Please note that if you are basing your fairness determination on the analysis and discussion of factors undertaken by others, you must expressly adopt the analysis and discussion as your own.  See Question 20 of Exchange Act Release No. 17719 (April 13, 1981).  Note, however, that to the extent the filing persons did not adopt another party’s discussion and analysis or such discussion and analyses do not address each of the factors listed in Item 1014, such filing person must discuss, any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant or were considered but given little weight in the context of this transaction (and why).

Response:

In response to the Staff’s comment, Pampa has revised its disclosure to clarify that it expressly adopts the analysis and discussion included in the F&G Valuation Report and the Puente Valuation Report as its own.  Please see page 52 of the Form F‑4/A.

17.  In the first bullet paragraph in this section, you indicate that the Offer Consideration is dependent, in part, on the price paid by Pampa to Petrobras International Braspetro B.V. on the closing date of the Transaction.  And, according to the fourth full paragraph of page 60, it appears that this price is currently subject to two adjustments: one related to the assignment of the Aguarague block and the other related to a post-closing reconciliation.  Please tell us when these adjustments will be known and whether you expect to make such adjustments before you commence your offers.  Tell us how these adjustments will be effectuated if they are not known before you commence the offer.

Response:

In response to the Staff’s comment, Pampa has updated its disclosure relating to the post-closing adjustments pursuant to the Transaction.  Please see pages 51 to 53 of the Form F‑4/A.  Pampa confirms that pursuant to the Sale and Purchase Agreement, Petrobras International Braspetro B.V. has 60 days from September 26, 2016, the date on which Pampa will deliver a notice of disagreement regarding the reconciliation of purchase price adjustments made by Petrobras International Braspetro B.V., to deliver to Pampa a response including any disagreement with Pampa’s reconciliation, after which Pampa and Petrobras International Braspetro B.V. will have 30 days to use their best efforts to reach agreement on the disputed items of the reconciliation.  Pampa does not expect the reconciliation adjustment to be finalized before it commences the Offers and will not adjust the Offer Consideration as a result of the reconciliation.

18.  Please elaborate on the factors considered by Pampa’s Audit and Supervisory Committees in approving the fairness and reasonableness of the Offer Cash Consideration.  In this regard, we note the second bullet point on page 45.

Response:

In response to the Staff’s comment, Pampa has revised its disclosure relating to the approval by Pampa’s Audit and Supervisory Committees of the fairness and reasonableness of the Offer Cash Consideration, which are the same factors considered by Pampa’s Board of Directors (since the Audit committee is a committee of the Board of Directors and the Supervisory Committee reports to the Board of Directors).  Please see pages 51 to 52 of the Form F‑4/A.

19.  In the first non-bulleted paragraph of page 45, and on page 31, you indicate that the Pampa Board of Directors has the ability to adjust the Offer Share Consideration by reducing or increasing, by ten percent, the price per PESA Share offered as cash consideration in the Offers.  Please tell us why this adjustment is only applicable to the Offer Share Consideration, when the percentage adjustment amount will be known and the factors the Pampa Board of Directors will consider in making its determination as to whether an adjustment is necessary.

Response:

Pursuant to Argentine law, the Argentine cash tender offer is mandatory, and the Offer Cash Consideration must be approved by the CNV and cannot be adjusted at the discretion of Pampa.  Because the Argentine exchange offer is voluntary, there is no such restriction with respect to the Offer Share Consideration.  Pampa’s shareholders granted the Pampa Board of Directors the authority to increase or decrease the Offer Share Consideration by up to 10% to provide the Pampa Board of Directors with the flexibility to determine the appropriate amount of Offer Share Consideration in order to incentivize participation in either the cash tender offers or the exchange offers, depending on (i) market conditions, including the market price of the Pampa Shares at the time of the Offers, (ii) the potential dilution of Pampa’s existing shareholders that would result from differing degrees of participation in the cash tender offers and (iii) the targeted amount of cash that the Pampa Board of Directors would like Pampa to spend on the cash tender offers (although Pampa understands that it will be required to pay the Offer Cash Consideration to any and all holders that participate in the cash tender offers).  In addition, the Pampa Board of Directors expects to consider (i) the market price of Pampa Shares and PESA Shares at the time of the Offers, (ii) the Valuation Reports prepared by Puente and F&G, (iii) whether the Offer Share Consideration is consistent with the range of values assigned to PESA Shares by F&G and Puente and (iv) whether the adjustment affects its conclusion that the Offer Share Consideration is substantively and procedurally fair to holders of PESA Shares.  Because the Offer Share Consideration will be based, in part, on the average price of the Pampa Shares during the five trading days prior to the commencement of the Offers, this adjustment will be determined immediately prior to commencement of the Offers.

Valuation Report of F&G, page 46

20.  Please revise to quantify any fees paid to F&G and its affiliates relating to any material relationship that existed during the past two years.  Refer to Item 1015(b)(4) of Regulation M‑A.

Response:

In response to the Staff’s comment, Pampa has revised its disclosure to quantify any fees paid to F&G and Puente and their respective affiliates relating to any material relationship that has existed during the past two years by Pampa.  Please see pages 54 and 58 of the Form F‑4/A.

Valuation Report of Deloitte, page 53

21.  Please revise to quantify any fees paid to Deloitte and its affiliates relating to any material relationship that existed during the past two years.  Also disclose the fee being paid to Deloitte for delivery of the valuation report.  Refer to Item 1015(b)(4) of Regulation M‑A.  This comment also applies to the E&Y valuation report.

Response:

As noted in response to Comment 15, Pampa respectfully submits that Deloitte and E&Y were engaged solely by the PESA Board of Directors and prepared their Valuation Reports prior to Pampa’s acquisition of a controlling interest in Petrobras Argentina.  The fees paid by Petrobras Argentina to Deloitte and E&Y should be disclosed by Petrobras Argentina in its recommendation statement on Schedule 14D-9.

Conditions of the U.S. Offer, page 75

22.  We note the language in the last paragraph of this section that your failure “at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right . . . and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.” If an event triggers a listed offer condition, and the offeror determines to proceed with the Offer anyway, it has waived the offer condition.  This may require an extension of the Offer period and/or dissemination of additional Offer materials.  When an offer condition is triggered by events that occur during the offer period and before the expiration of the Offer, you should inform holders of how you intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.  Please confirm the offeror’s understanding in your response letter.

Response:

Pampa confirms its understanding of the Staff’s comment and will inform holders of PESA Securities promptly of how Pampa intends to proceed after an offer condition is triggered by events that occur during the offer period and before the expiration of the Offers.

Fractional Entitlements and Proration, page 75

23.  Elaborate to explain what will happen to those PESA Securities that are impacted by Proration and are not exchanged for Pampa Securities.  You state here that those PESA Securities “will not be for exchange;” it is not clear what you mean by this statement.  You go on to state that those PESA Securities that are not accepted in the U.S. Exchange Offer “may elect to participate in the U.S. Cash Tender offer or the Argentine Cash Tender Offer;” however, it is not clear how this would be practicable if holders will not know whether proration will be necessary until the Expiration Date of the Offers, at which time it will be too late to comply with procedures you outline for purposes of tendering in either the U.S. Cash Tender Offer or the Argentine Offer.  Please advise.

Response:

In response to the Staff’s comment, Pampa has clarified its disclosure relating to the potential proration of PESA Securities that are not accepted pursuant to the exchange offers.  Please see pages 83 to 84 of the Form F‑4/A. Pampa further notes that a holder of PESA Securities that are not accepted in the U.S. Exchange Offer as a result of proration who wishes to tender such PESA Securities in the U.S. Cash Tender Offer or the Argentine cash tender offer will be required to follow the same tender procedures as a holder of PESA Shares who elects to participate in the U.S. Cash Tender Offer or the Argentine cash tender offer, so that if proration occurs, the holder will have already complied with such procedures.

As requested by the Staff, Pampa acknowledges that:

•        Pampa is responsible for the adequacy and accuracy of the disclosure in the filing;

•        Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•        Pampa may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Juan G. Giráldez at (212) 225‑2372 or Adam Brenneman at (212) 225‑2704, both of Cleary Gottlieb Steen & Hamilton LLP.

[Signature page follows]

Sincerely,

/s/ Ricardo Torres

Ricardo Torres
Co-Chief Executive Officer

cc:        Juan G. Giráldez, Esq.
Adam Brenneman, Esq.
Cleary Gottlieb Steen & Hamilton LLP